UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                        CONSUMER PORTFOLIO SERVICES, INC.
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                   210502 100
                                ----------------
                                 (CUSIP Number)

                            Robert T. Gilhuly, Esq.
                              Cummings & Lockwood
                              Two Greenwich Plaza
                          Greenwich, Connecticut 06830
                                 (203) 869-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 27, 2001
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box   [  ]




                                                               Page 1 of 5 Pages

                                  SCHEDULE 13D


-----------------------------                    -------------------------------
CUSIP No.   210502 100                             Page  2  of  5  Pages
          --------------                                ---    ---
-----------------------------                    -------------------------------

------------ -------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                           Robert T. Gilhuly

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
                                                                       (a) [ ]
                                                                       (b) [X]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS (See instructions)

                           00

------------ -------------------------------------------------------------------
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e)                                            [ ]

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                           U.S.A.

------------------------- -------- ---------------------------------------------
                             7     SOLE VOTING POWER

                                              -0-
        NUMBER OF         -------- ---------------------------------------------
                             8     SHARED VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY                              -0-
                          -------- ---------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                               -0-
                          -------- ---------------------------------------------
          WITH              10     SHARED DISPOSITIVE POWER

                                              -0-

------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          -0-

------------ -------------------------------------------------------------------
    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
             (See instructions)                                            [ ]

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           0%

------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (See instructions)

                           IN

------------ -------------------------------------------------------------------

                                  SCHEDULE 13D


                                  Introduction
                                  ------------

ITEM 1.  Security and Issuer.
         --------------------

         This Amendment No. 1 to Schedule 13D (this "Amendment") relates to the common stock, no par value per share (the "Company Common Stock"), of Consumer Portfolio Services, Inc., whose address is 16355 Laguna Canyon Road, Irvine, California 92618.

ITEM 2.  Identity and Background.
         ------------------------

         The following information is provided concerning the reporting person:

         (a)  Robert T. Gilhuly
         (b) Mr. Gilhuly's business address is c/o Cummings & Lockwood, Two Greenwich Plaza, Greenwich, Connecticut 06830
         (c) Mr. Gilhuly is a partner in the firm of Cummings & Lockwood, Two Greenwich Plaza, Greenwich, Connecticut 06830, a law firm engaged in the general practice of law
         (d)  None
         (e)  None
         (f)  United States of America

ITEM 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         This Amendment is being filed to report that Mr. Gilhuly no longer beneficially owns any shares of Company Common Stock as a result of his resignation as a co-trustee of the Charles E. Bradley Trust under agreement dated March 9, 1989. The Company Common Stock previously owned beneficially by Mr. Gilhuly was transferred to the successor co-trustees on February 27, 2001.

ITEM 4.  Purpose of Transaction.
         -----------------------

         This Amendment relates to the disposition by Mr. Gilhuly of all shares of Company Common Stock previously beneficially owned by him. Since Mr. Gilhuly does not beneficially own any shares of Company Common Stock, the balance of
Item 4 of Schedule 13D is not applicable.

ITEM 5.  Interest in Securities of the Issuer.
         -------------------------------------

         (a) Mr. Gilhuly does not beneficially own any shares of Company Common Stock.

         (b)  Not applicable.


                                Page 3 of 5 Pages

                                  SCHEDULE 13D


         (c) On February 27, 2001, Mr. Gilhuly transferred 1,058,818 shares of Company Common Stock to the successor co-trustee of the Charles
              E. Bradley Trust under agreement dated March 9, 1989. Mr. Gilhuly received no consideration in connection with this transfer.

         (d)  Not applicable.

         (e) Mr. Gilhuly ceased to be the beneficial owner of more than 5% of the Company Common Stock on February 27, 2001.

ITEM 6.  Contracts, Arrangements or Understandings with
         Respect to Securities of the Company.
         ----------------------------------------------

         There is no contract, arrangement, understanding or relationship between Mr. Gilhuly and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of losses or profits, or the giving or withholding of proxies.

ITEM 7.  Material to be Filed as Exhibits.
         ---------------------------------

         None.





                                Page 4 of 5 Pages

                                  SCHEDULE 13D



                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 12, 2001


                                                       /s/ ROBERT T. GILHULY
                                                     ---------------------------
                                                     Robert T. Gilhuly











                                Page 5 of 5 Pages